Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 20, 2006

Registration Statement No. 333-134893

70,600,000 Shares

Warner Chilcott Limited

Class A Common Stock

This free writing prospectus of Warner Chilcott Limited relates only to the securities described below and should be read together with the preliminary prospectus dated September 1, 2006 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (Commission File No. 333-134893) relating to these securities. References to “we”, “us” and “our” are used in the manner described on page 1 of the Preliminary Prospectus.

On September 20, 2006, we priced our initial public offering of 70,600,000 shares of Class A common stock at a price of $15.00 per share. This price per share is below the price range of $17.00 to $19.00, as stated in the Preliminary Prospectus.

At an offering price of $15.00 per share, our estimated net proceeds from this offering will be approximately $1,005.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. This amount is $193.1 million less than the estimated net proceeds set forth under “Use of Proceeds” in the Preliminary Prospectus. As a result of having less net proceeds than estimated in the Preliminary Prospectus, we have changed our intended use of proceeds as follows:

•	we intend to reduce the amount of net proceeds we use to reduce the $1,621.9 million (as of June 30, 2006) of debt outstanding under our $1,790.0 million senior secured credit facility (which would otherwise mature on January 18, 2012 and bears an interest rate of LIBOR plus 2.75%) to $405.0 million from $470.0 million; and

•	we intend to reduce the amount of net proceeds we use to repurchase the Preferred Shares issued by Warner Chilcott Holdings Company II, Limited to $327.4 million from $462.8 million.

The remainder of the uses of our net proceeds (other than an increase of $7.3 million in general corporate purposes) described in the Preliminary Prospectus remain unchanged.

Since we are no longer redeeming all outstanding Preferred Shares, pursuant to the bye-laws of Warner Chilcott Holdings Company II, Limited, Preferred Shares that are not redeemed will automatically convert into shares of our Class A common stock. For each share of Preferred Stock that is converted, holders will receive a number of shares of our Class A common stock equal to the sum of $1,000.00 and all accumulated, accrued and unpaid dividends to the date of conversion, divided by $14.24, the price per share in this offering after deducting underwriting discounts and commissions and estimated offering expenses. As a result of the conversion of the 118,065 Preferred Shares that will not be redeemed by us, there will be an additional 9,480,310 shares of our Class A common stock outstanding after this offering and the total outstanding common shares following this offering will be 250,558,276.

Based on an offering price of $15.00 per share and taking into account the revised use of proceeds and conversion of Preferred Shares as described above, our pro forma net income, pro forma earnings per share and pro forma interest expense for the year ended December 31, 2005 and six months ended June 30, 2006 would be as follows:

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	Year Ended December 31,	Six Months Ended June 30,
	Successor
	2005	2006(1)
	(unaudited)
Pro Forma Income Statement Data(2):
Pro forma net (loss)	$(445,517)	$(23,810)
Pro forma earnings (loss) per share—basic Class A	$(2.00)	$(0.11)
Pro forma earnings (loss) per share—diluted Class A	$(2.00)	$(0.11)
Weighted average Class A common shares outstanding:
Basic	223,295	224,351
Diluted	223,295	224,351
Interest expense	$107,949	$64,638

(1)	In the six months ended June 30, 2006, we completed the acquisition of the U.S. sales and marketing rights to Dovonex for $205.2 million and paid the final milestone payment for Taclonex of $40.0 million. We borrowed $240.0 million in connection with these transactions and recorded $238.5 million in intangible assets. Revenues for Dovonex included in the six months ended June 30, 2006 were $73.7 million.
(2)	Adjusted to give effect to this offering and application of the net proceeds therefrom as described above and in “Use of Proceeds” in the Preliminary Prospectus and to our acquisition of the U.S. sales and marketing rights to Dovonex as if they had occurred on January 1, 2005.

As of June 30, 2006, as adjusted to reflect the offering price of $15.00 per share and the conversion of the Preferred Shares as described above:

•	our as adjusted total long-term indebtedness would have been $1,606.9 million, instead of $1,541.9 million, as stated under “Capitalization” in the Preliminary Prospectus; and

•	our Sponsors collectively will hold 60.7% of our outstanding Class A common stock, instead of 58.4% (or 58.2% instead of 55.7% if the over-allotment option is exercised in full), as stated on page 25 of the Preliminary Prospectus.

To review a filed copy of our registration statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1323854/000119312506184627/ds1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters for the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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